COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

December 22, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia AMT-Free Tax-Exempt Bond Fund (the “Fund”)

Preliminary Proxy Statement

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to address the following issues at a special meeting of shareholders expected to be held on April 15, 2016:

•	To approve a change to the Fund’s investment objective (Proposal 1); and

•	To approve a change to the Fund’s fundamental 80% policy (Proposal 2).

If you have any questions regarding this filing, please contact me at (617) 385-9536. Please be advised that we do not intend to print the Proxy Statement in early January so you may provide any comments after the 10-day review period.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Vice President and Secretary
Columbia Funds Series Trust II